SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extrajudicial Mediation with Sete Brasil

Rio de Janeiro, March 1, 2018 – Petróleo Brasileiro S.A. – Petrobras, in compliance with CVM Instruction no. 358/2002 and further to the press release disclosed on 9/21/2017, reports that its Board of Directors approved in a meeting held yesterday the key terms for a possible settlement, in the context of the extrajudicial mediation procedure in progress with Sete Brasil Participações S.A. – Under Judicial Recovery (“Sete Brasil”).

The main terms are the following: (i) maintenance of charter and operation contracts referring to 4 drilling rigs, with rescindment (termination) of signed contracts in relation to the other 24 drilling rigs; (ii) the contracts shall have effect of 10 years, with daily rate of US$ 299 thousand, including the chartering and operation of the units; (iii) the removal of Petrobras and its subsidiaries from the shareholding structure of the companies of Grupo Sete Brasil and FIP Sondas, so that it no longer holds any shares in this company, as well as the consequent dissolution of all other contracts that are not compatible with the terms of the agreement.

The signing of the agreement between Petrobras and Sete Brasil is conditional upon presentation, by Sete Brasil, of an international-class drilling rig operator with experience in deep waters, in accordance with the approval criteria of Petrobras. Said agreement is further conditioned to the success in the negotiation and approval, by the relevant bodies of both companies, of the final terms and conditions of the documents necessary to the implementation of the agreement.

The company restates that any and all information relating to the mediation procedure is confidential in relation to third parties.

Facts deemed relevant on this issue will be timely disclosed to the market.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer